SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Oriole Homes Corp.

(Name of the Issuer)

Oriole Homes Corp., Levy Acquisition Co., Richard D. Levy, individually and as personal representative for the Estate of Beatrice Levy, Harry A. Levy
Davida Levy, Mark A. Levy, Jo Ann M. Levy, Jo Ann Levy, Daniel H. Levy
Allison Sacks, Joel M. Levy, Robert A. Levy, David J. Levy,
Elka N. Lampert Irrevocable Trust, Avraham R. Lampert Irrevocable Trust,
Harry A. Levy Grandchildren’s Trust, Richard D. Levy Grandchildren’s Trust
Hapco Company, Levor Associates, Grandco Associates

(Name of Person(s) Filing Statement)

Oriole Homes Corp.
Class A Common Stock, par value $0.10 per share
Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)

(CUSIP Number of Class of Securities)

Oriole Homes Corp.	Levy Acquisition Co.	Levy Group
6400 Congress Avenue	6400 Congress Avenue	c/o Richard D. Levy
Suite 2000	Suite 2000	6400 Congress Avenue
Boca Raton, Florida 33487	Boca Raton, Florida 33487	Suite 2000
(561) 274-1235	(561) 274-2000, ext. 341	Boca Raton, Florida 33487
(561) 274-2000, ext. 341

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf
of Person(s) Filing Statement)

Copies to:

Dennis J. Olle	Leslie J. Croland, P.A.
Adorno & Yoss, P.A	Edwards & Angell, LLP
2601 S. Bayshore Drive	350 East Las Olas Boulevard
Suite 1600	Suite 1150
Miami, FL 33133	Fort Lauderdale, FL 33301-4215
(305) 858-5555	(954) 727-2600

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,991,744.45	$1,287.24

*	The transaction valuation was determined based upon the sum of (a) the product of 2,837,100 shares of common stock and the merger consideration of $4.90 per share, or $13,902,760.20, and (b) the product of options to purchase 30,995 shares of common stock and the merger consideration of $4.90 per share less the applicable exercise price, or $88,984.25.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the transaction valuation.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,287.15	Filing Party:	Oriole Homes Corp.

Form or Registration No.:	Preliminary Proxy Statement	Date Filed:	October 7, 2002

SECTION 13E-3 TRANSACTION STATEMENT
INTRODUCTION

     This Amendment No. 3 amends, supplements and restates the statement on Schedule 13E-3 filed by Oriole Homes Corp. and Levy Acquisition Co. on October 7, 2002, as amended on November 20, 2002 and December 20, 2002. This Amendment is being filed by: (1) Oriole Homes Corp., a Florida corporation (“OHC”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Levy Acquisition Co., a Florida corporation (“Levy Acquisition”) and (3) the Levy Group, comprised of Richard D. Levy, individually and as personal representative for the Estate of Beatrice Levy, Harry A. Levy, Davida Levy, Mark A. Levy, Jo Ann M. Levy, Jo Ann Levy, Daniel H. Levy, Allison Sacks, Joel M. Levy, Robert A. Levy, David J. Levy, Elka N. Lampert Irrevocable Trust, Avraham R. Lampert Irrevocable Trust, Harry A. Levy Grandchildren’s Trust, Richard D. Levy Grandchildren’s Trust, Hapco Company, Levor Associates, and Grandco Associates. OHC, Levy Acquisition and the Levy Group are referred to individually, as a “Filing Person” and collectively, as the “Filing Persons.”

     Pursuant to an Agreement and Plan of Merger dated as of September 11, 2002, as amended by the Amended and Restated Agreement and Plan of Merger, dated as of December 27, 2002 (collectively, the “Merger Agreement”), by and between Levy Acquisition and OHC, Levy Acquisition will merge into OHC (the “Merger”). As a result of the Merger, each outstanding share of OHC Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (collectively, the “Common Stock”), will be cancelled and converted into the right to receive $4.90 in cash, other than any outstanding share of Common Stock beneficially owned by the Filing Persons. After the Merger, OHC will be a privately held corporation, 100% of which will be beneficially owned by the Filing Persons.

     Concurrently with the filing of this Amendment, OHC is filing an amended preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the OHC board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Amendment. The information set forth in the Proxy Statement including all annexes thereto, is hereby incorporated herein by reference, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement, as amended, and the annexes thereto.

ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Procedural Questions and Answers About the Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

(a)	The information set forth in the Proxy Statement under the caption “Questions and Answers About the Merger – Who Are the Companies Involved in the Merger?” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “The Annual Meeting – Record Date; Stock Entitled to Vote; Quorum; Voting at the Annual Meeting” is incorporated herein by reference.

(c) and (d)	The information set forth in the Proxy Statement under the caption “Certain Information Concerning our Company – Price Range of Shares; Dividends; Repurchases” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Overview” and “Election of Directors – Background of Management” is incorporated herein by reference.

(b)	Levy Acquisition Co. is a privately held Florida corporation incorporated on August 7, 2002 specifically to merge with and into OHC. Elka N. Lampert Irrevocable Trust is a Florida trust established for the benefit of the granddaughter of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Avraham R. Lampert Irrevocable Trust is a Florida trust established for the benefit of the grandson of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Harry A. Levy Grandchildren’s Trust is a Florida trust established for the benefit of the grandchildren of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Richard D. Levy Grandchildren’s Trust is a Florida trust established for the benefit of the grandchildren of Richard D. Levy; Mark A. Levy and Daniel H. Levy are the trustees. Hapco Company is a partnership organized under the laws of the State of Florida, the partners of which are Richard D. Levy and Harry A. Levy. Levor Associates is a partnership organized under the laws of the State of Florida, the partners of which are Harry A. Levy, Richard D. Levy, Davida Levy, their children and Grandco Associates. Grandco Associates is a partnership organized under the laws of the State of Florida, the partners of which are all of the children of Richard D. Levy and Harry A. Levy. The principal address and telephone number of each of these entities are 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487 and (561) 274-1235. During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Overview” and “Election of Directors – Background of Management” is incorporated herein by reference. During the past five years, none of the members of the Levy Group who are natural persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Set forth below are the name, address and the present principal occupation or employment of each member of the Levy Group who is a natural person. Each person identified below is a United States citizen. Unless indicated otherwise, each person’s principal address and telephone number are 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487, (561) 274-1235.

     Richard D. Levy, age 72, has served as Chairman of the Board and Chief Executive Officer of OHC since January 1976. Mr. Levy has been an executive officer of OHC since its organization in 1963. Richard D. Levy has served as the President and as a director of Levy Acquisition since its formation in August 2002. Richard D. Levy is the personal representative for the Estate of Beatrice Levy.

     Harry A. Levy, age 69, has served as Vice Chairman of the Board of OHC since May 1991 and as Secretary of OHC since 1968. Mr. Levy has been actively engaged in the management of family interests in hotels, office buildings and other real estate holdings for more than ten years. Harry A. Levy is the brother of Richard D. Levy. Harry A. Levy has served as Secretary and as a director of Levy Acquisition since its formation in August 2002.

     Mark Levy, age 50, has served as President and Chief Operating Officer of OHC since December 1984 and has been employed by OHC since January 1975. Mark A. Levy is the son of Richard D. Levy. Mark A. Levy has served as a director of Levy Acquisition since its formation in August 2002.

     Davida Levy is the wife of Harry A. Levy.

     Jo Ann M. Levy is the wife of Mark Levy.

     Jo Ann Levy, Daniel H. Levy and Allison Sacks are the children of Richard D. Levy. Jo Ann Levy and Daniel H. Levy are employees of OHC.

     Joel M. Levy, Robert A. Levy and David J. Levy are the children of Harry A. Levy and employees of OHC.

ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Merger” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors – Overview” and “The Merger Agreement – Consideration to Be Offered to our Shareholders” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors - Reasons for the Recommendations of the Special Committee and our Board of Directors,” “Special Factors – Position of the Acquisition Group as to the Fairness of the Merger” and “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “The Annual Meeting – Required Votes” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(a)(2)(vi)	Not applicable.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “Special Factors – Material Federal Income Tax Consequences of the Merger to Shareholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
REGULATION M-A ITEM 1005

(a)(1)	None.

(a)(2)	Not applicable.

(b) and (c)	The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – What Are the Terms of the Support and Exchange Agreement?” “Special Factors – Background of the Merger,” “The Merger Agreement – Support and Exchange Agreement” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – What Will Be the Effect of the Merger?” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” and “The Merger Agreement – Consideration to Be Offered to our Shareholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – What Will Be the Effect of the Merger?” and “The Merger Agreement – Generally” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

(a) and (b)	The information set forth in the Proxy Statement under the captions “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and our Board of Directors,” “Special Factors – Position of the Acquisition Group as to the Fairness of the Merger” and “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and our Board of Directors” and “Special Factors – Position of the Acquisition Group as to Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals,” “Special Factors – Material Federal Income Tax Consequences of the Merger to Shareholders,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.” and “Special Factors – Reasons for the Recommendation of the Special Committee and our Board of Directors” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014

(a) and (b)	Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of OHC (other than the Filing Persons). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for the Recommendation of the Special Committee and our Board of Directors” and “Special Factors – Position of the Acquisition Group as to Fairness of the Merger” that is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “The Annual Meeting – Required Votes,” “The Annual Meeting – Record Date; Stock Entitled to Vote; Quorum; Voting at the Annual Meeting,” “The Merger Agreement” and “Special Factors – Reasons for the Recommendation of the Special Committee and our Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Overview,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendation of the Special Committee and our Board of Directors” and “Special Factors – Position of the Acquisition Group as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and our Board of Directors” and “Special Factors – Position of the Acquisition Group as to the Fairness of Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-A ITEM 1015

(a) - (c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – Did the Special Committee Retain a Financial Advisor?” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for Recommendations of the Special Committee and our Board of Directors” and “Special Factors – Position of the Acquisition Group as to Fairness of the Merger” is incorporated herein by reference. The written Amended and Restated Opinion of the vFinance Investments, Inc., dated as of December 20, 2002, is attached to the Proxy Statement as Annex B, and the vFinance Investments, Inc. Preliminary Valuation Analysis dated August 26, 2002 (presented to the Special Committee of the OHC Board of Directors on September 4, 2002) and the vFinance Investments, Inc. Presentation to Oriole Homes Corporation, dated September 9, 2002 (presented to the OHC Board of Directors on September 11, 2002) are attached to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 7, 2002 as Exhibits 1 and 2, respectively. The real property appraisals that were provided to the Special Committee of the OHC Board of Directors or review and to vFinance Investments, Inc. in connection with its valuation analysis are attached to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 7, 2002 as Exhibits 3 – 6, inclusive.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007

(a) - (d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – How Will the Merger Be Financed?” “Special Factors – Financing the Merger,” “The Merger Agreement – Fees, Expenses and Other Payments” and “Estimated Fees and Expenses of Merger” is incorporated herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES.
REGULATION M-A ITEM 1008

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Overview,” “Special Factors – Background of the Merger,” “Certain Relationships and Related Transactions,” “Principal Shareholders and Security Ownership of Management” and “The Annual Meeting – Required Votes” is incorporated herein by reference.

(b)	Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

(d) and (e)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger – Did the Special Committee Retain a Financial Advisor?” “Special Factors – Background of the Merger,” “Special Factors – Reasons for Recommendation of the Special Committee and our Board of Directors,” “Special Factors – Position of the Acquisition Group as to the Fairness of the Merger,” “The Merger Agreement – Support and Exchange Agreement,” “The Annual Meeting – Required Votes” and “Annex C – Support and Exchange Agreement” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010

(a)	The information set forth in the Proxy Statement under the captions “Certain Information Concerning our Company – Selected Historical Financial Data,” “Annex D – Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2001” and “Annex E – Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002” is incorporated herein by reference.

(b)	Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

(a) and (b)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Position of the Acquisition Group as to the Fairness of the Merger,” “Solicitation of Proxies” and “Annex B – Opinion of vFinance Investments, Inc.” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

(b)	The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
REGULATION M-A ITEM 1016

(a)	Preliminary Proxy Statement of Oriole Homes Corp., filed on October 7, 2002 (the “Proxy Statement”), Amendment No. 1 thereto, filed November 20, 2002, Amendment No. 2, filed December 20, 2002 and Amendment No. 3, filed January 6, 2003, are incorporated herein by reference.

(b)	Commitment Letter from Ocean Bank to Oriole Homes Corp., executed on November 27, 2002, regarding Development and Construction loan on 158 developed and 120 undeveloped lots plus proposed improvements in the Stonecrest Development in Marion County (Ocala), Florida, is attached hereto as Exhibit 7.

Commitment Letter from Ocean Bank to Oriole Homes Corp., executed on November 27, 2002, regarding Mini-Permanent loan to finance the inventory of 13 single-family homes in the Stonecrest Development in Marion County (Ocala), Florida is attached hereto as Exhibit 8.

Future Advance, Consolidation, Modification, and Ratification of Mortgage and Note Agreement, dated as of August 22, 2002, by and between Oriole Homes Corp. and Ocean Bank, attached as Exhibit 10.71 to the Company’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2002, filed on November 14, 2002, is incorporated herein by reference.

(c)	Amended and Restated Opinion of vFinance Investments, Inc., dated December 20, 2002, included as Annex B to the Proxy Statement and incorporated herein by reference.

vFinance Investments, Inc. Preliminary Valuation Analysis dated August 26, 2002 (presented to the Special Committee of the OHC Board of Directors on September 4, 2002) attached to Schedule 13E-3 of OHC, filed October 7, 2002 (the “Schedule 13E-3”), as Exhibit 1 is incorporated herein by reference.

vFinance Investments, Inc. Presentation to Oriole Homes Corporation, dated September 9, 2002 (presented to the OHC Board of Directors on September 11, 2002) attached to the Schedule 13E-3 as Exhibit 2 is incorporated herein by reference.

Appraisal of Five Multi-Family Land Parcels (Sandpiper Isle and Sandpiper Greens), Lee County (Bonita Springs), Florida by Armalavage & Associates, Inc. dated July 3, 2002, attached to the Schedule 13E-3 as Exhibit 3 is incorporated herein by reference.

Appraisal of 138 Partially Developed Single-Family Lots in Equestrian Club, Wellington, Palm Beach County, FL by Roe Minor Realty Consultants dated July 9, 2002, attached to the Schedule 13E-3 as Exhibit 4 is incorporated herein by reference.

Appraisal of 110 Unit Condominium Development, Spring Park Terraces at Celebration, Unincorporated Osceola County, Florida by Roe Minor Realty Consultants dated July 17, 2002, attached to the Schedule 13E-3 as Exhibit 5 is incorporated herein by reference.

Appraisal of Remaining Units at Stonecrest, Summerville, FL by Roe Minor Realty Consultants dated July 29, 2002, attached to the Schedule 13E-3 as Exhibit 6 is incorporated herein by reference.

(d)	Amended and Restated Agreement and Plan of Merger, dated as of December 27, 2002, by and between Levy Acquisition Co. and Oriole Homes Corp., included as Annex A to Amendment No. 3 to the Proxy Statement and incorporated herein by reference.

Support and Exchange Agreement, dated as of September 11, 2002, by and among Levy Acquisition Co. and each of the parties listed in Exhibit A thereto, included as Annex C to the Proxy Statement and incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2003	ORIOLE HOMES CORP

/s/ Joseph Pivinski
Joseph Pivinski, Chief Financial Officer

LEVY ACQUISITION CO

/s/ Richard D. Levy
Richard D. Levy, President

On Behalf of the Members of the Levy Group

By:	/s/ Richard D. Levy

Richard D. Levy

By:	/s/ Harry A. Levy

Harry A. Levy